[Cactus Acquisition Corp. 1 Limited]

July 20, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Knapp and Jennifer Monick

VIA EDGAR

Re:	Cactus Acquisition Corp. 1 Limited (the “Company”)

Draft Registration Statement on Form S-1 (the “Registration Statement”)

Submitted June 15, 2021

CIK No. 0001865861

Dear Mr. Knapp and Ms. Monick:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced submission that was provided to the Company by the Staff in its letter dated July 9, 2021. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Capitalization, page 77

1. We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 9,667,500 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We respectfully acknowledge the Staff’s comment. In response thereto, we have amended our Capitalization table in the Registration Statement in order to present all 10,000,000 Class A ordinary shares being offered outside of permanent equity.

Concurrently herewith, we are filing the Registration Statement publicly. In order to ease the Staff’s review, in addition to the clean version of the Registration Statement that is being filed on EDGAR, we are submitting a marked version to the Staff, which shows all changes relative to the Registration Statement that was originally confidentially submitted.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our U.S. legal counsel, McDermott, Will & Emery (Ze’-ev Eiger, Esq., phone: (212) 547-5470; email: Zeiger@mwe.com), or our Israeli legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv., phone: 011-972-52-312-5574; email: jonathann@meitar.com).

Sincerely,

/s/ Ofer Gonen
Chief Executive Officer
Cactus Acquisition Corp. 1 Limited

cc:	Ronald (Ron) E. Alper
Jonathan Burr
(Securities and Exchange Commission)

Mark Selinger, Esq.
Gary Emmanuel, Esq.
Ze’-ev Eiger, Esq.
(McDermott, Will & Emery)

J. David Chertok, Adv.
Haim Gueta, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)

Mitchell Nussbaum, Esq.
Giovanni Caruso, Esq.
(Loeb & Loeb LLP)